May 6, 2022

Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Cloudastructure, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed March 8, 2022

File No. 024-11782

Dear Ms. Woo:

We acknowledge receipt of the comments in your letter dated March 25, 2022 regarding the Offering Statement of Cloudastructure, Inc. (the “Company”), which we have set out below, together with our responses. If not defined in this letter, all defined terms are as defined in the Offering Statement.

Amendment No. 2 to Offering Statement on Form 1-A

The Company's Business

Recent Developments, page 28

1.	We note your disclosure that you recently received a subpoena from the SEC and that the subpoena seeks documents from January 1, 2018 through the date of the subpoena. Please revise to provide more robust disclosure regarding the nature and scope of the investigation, to your knowledge, the facts underlying the subpoena, and how it relates to your business and/or offering. Discuss any potential material impact on the company.

The Company advises the Staff that it has discussed the Staff’s comment letter dated March 25, 2022 with the Staff of the Division of Enforcement, which reiterated the non-public nature of the formal order of investigation.  In light of those discussions, the Company proposes the following disclosure to be added to the offering statement:

"Cloudastructure recently received a subpoena from the U.S. Securities and Exchange Commission, in a matter captioned In the Matter of Certain Reg-A Issuers. The subpoena requests documents and data that may be relevant to the investigation, seeking documents from January 1, 2018 through the date of the subpoena.  The Staff noted that it is trying to determine whether there have been any violations of federal securities laws but further noted that the investigation does not mean that they have concluded that anyone has violated the law.  The subpoena seeks, among other things, documents concerning the promotion of Cloudastructure securities and solicitation of investments for or on behalf of Cloudastructure, documents concerning certain identified third-party individuals and entities, and communications with investors. The Company is cooperating with the investigation and is producing documents in response to the subpoena. The Company can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the Company."

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cloudastructure, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Rick Bentley

Chief Executive Officer

Cloudastructure, Inc.